UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Islands, Cat Hai Town, Cat Hai District

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

VINFAST ACHIEVES NEW MONTHLY DELIVERY RECORD IN DECEMBER

Hanoi, January 11, 2025 - VinFast announced domestic deliveries of more than 20,000 electric vehicles (“EVs”) in December 2024, bringing the total number of EVs delivered for the full year in Vietnam alone to more than 87,000 units. VinFast has surpassed its global delivery target for 2024, firmly consolidating its leading position in Vietnam.

While VinFast has seen robust demand across models, the VF 5 stands out as the best-selling model in the domestic SUV A-segment, and in the overall domestic market with more than 4,900 deliveries in December and more than 32,000 in 2024. Followed closely is the VF 3 with more than 8,800 and 25,000 deliveries in December and the full year, respectively.

In 2024, VinFast delivered more than 87,000 EVs in the Vietnam market, exceeding its global annual delivery target. Following the significant milestones that VinFast achieved in 2024, VinFast announced four models under the company’s new “Green” series that have been optimized for transportation services businesses, with deliveries expected to begin in 2025.

Market and industry statements in this document are based on data from the Vietnam Automobile Manufacturers' Association, Thanh Cong Group and Company internal data (for VinFast only).

This Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-278251) of VinFast Auto Ltd. (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: January 13, 2025	By:	/s/ Le Thi Thu Thuy
		Name:	Le Thi Thu Thuy
		Title:	Chairwoman and Director